CONVERTIBLE SECURITIES PURCHASE AGREEMENT



This SECURITIES PURCHASE AGREEMENT (this "**Agreement**"), dated as of _____, 2021, is made by and between Golden Cacao Corporation, a Colorado corporation (the "**Company**"), and _____, a _____ company (the "**Purchaser**").

WHEREAS, subject to the terms and conditions of this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations promulgated thereunder, including Regulation D ("**Regulation D**"), the Purchaser desires to purchase, and the Company desires to issue and sell, _____ (   ) shares (the "**Preferred Shares**") of the Company's Series A Convertible Preferred Stock, par value $5.00 per share (the "**Preferred Stock**").

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement in the form attached hereto as Exhibit A (the "**Registration Rights Agreement**"), pursuant to which the Company has agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I

Purchase and Sale of Preferred Shares

Section 1.1   Purchase and Sale of Preferred Shares. At the Closing, upon the following terms and conditions, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company the Preferred Shares for an aggregate purchase price (the "**Purchase Price**") equal to the number of Preferred Shares multiplied by the Purchase Price Per Share (as defined below). "Purchase Price Per Share" shall equal $_____.00. The Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act, and the rules and regulations promulgated thereunder, including Regulation D, and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.

Section 1.2   Purchase Price and Closing. The Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase the Preferred Shares, free and clear of all pledges, liens, security interests or other encumbrances, at the Closing (as defined below). The closing of the purchase and sale of the Preferred Shares to be acquired by the

Purchaser from the Company under this Agreement shall take place remotely via the exchange of documents and signatures (the "**Closing**") at 10:00 a.m., Eastern Time (i) on or before September 30, 2020 (but in no event less than five days after the date of this Agreement), provided, that all of the conditions set forth in Article IV hereof and applicable to the Closing shall have been fulfilled or waived in accordance herewith, or (ii) at such other time and place or on such other date as the Purchaser and the Company may agree upon (the "**Closing Date**"). At the Closing, the Company will deliver the Preferred Shares to the Purchaser upon receipt by the Company of the entire Purchase Price from the Purchaser in cash, by wire transfer of immediately available funds to an account designated in writing by the Company to the Purchaser at least two business days prior to the Closing.

Section 1.3 Underlying Shares. The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of stockholders, a number of its authorized but unissued shares of Common Stock, par value $1.00 per share (the "**Common Stock**"), equal to the aggregate number of shares of Common Stock necessary to effect the conversion of the Preferred Shares. Any shares of Common Stock issuable upon conversion of the Preferred Shares (and such shares when issued) are herein referred to as the "Underlying Shares". The Preferred Shares and the Underlying Shares are sometimes collectively referred to herein as the "Securities".

ARTICLE II

Representations and Warranties

Section 2.1 Representations and Warranties of the Company. In order to induce the Purchaser to enter into this Agreement and to purchase the Preferred Shares, the Company hereby makes the following representations and warranties to the Purchaser, except as may otherwise be disclosed in the Company's Commission Documents (as defined below) (excluding (x) any disclosure set forth under the heading "Risk Factors," (y) any disclosure of risks or other statements that are predictive or forward-looking in nature, or (z) any disclosure that is not factual information but merely cautionary language); provided, however, that any such disclosures in the Company's Commission Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty):

(a) Organization, Good Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado and has the requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted and as proposed to be conducted. Except as disclosed in the Commission Documents, the Company does not have any subsidiaries or own securities of any kind in any other entity. Each subsidiary of the Company is a corporation (or other legal entity) duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the requisite corporate (or other entity) power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted and as proposed to be conducted. The Company and each of its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect. For the purposes of this Agreement, "Material Adverse Effect" means any circumstances, state of facts or matters, change, event, occurrence, action or omission that has a material adverse effect on the business, results of operations, properties, prospects or financial condition of the Company and its subsidiaries or which is otherwise reasonably likely to materially affect the Company's and its subsidiaries' businesses or hinder the performance by the Company of its obligations hereunder and under the other Transaction Documents (as defined in Section 2.1(b) hereof) in any material respect.

(b) <u>Authorization; Enforcement</u>. The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Certificate of Designation of Rights, Preferences and Privileges of the Series A Preferred Stock setting forth the preferences, rights and limitations of the Preferred Shares to be filed prior to the Closing by the Company with the Secretary of State of Colorado substantially in the form attached hereto as <u>Exhibit B</u> (the "**Certificate of Designation**"), the Registration Rights Agreement and the other agreements, instruments and documents contemplated hereby and thereby and executed by the Company or to which the Company is or will be a party (collectively, the "**Transaction Documents**"), to consummate the transactions contemplated hereby and thereby, to file of the Certificate of Designation with the Secretary of State of the State of Colorado, to issue and sell the Preferred Shares, and to reserve, issue and deliver the Underlying Shares, in each case in accordance with the terms hereof. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby, including the filing of the Certificate of Designation and the issuance of the Preferred Shares and the Underlying Shares, have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company, the Company's board of directors (the "**Board**") or its stockholders is required. This Agreement has been duly executed and delivered by the Company. The issuance of the Preferred Shares is not subject to any preemptive right, right of first refusal or similar purchase right. The other Transaction Documents will have been duly executed and delivered by the Company at or prior to the Closing. Each of the Transaction Documents constitutes, or (with respect to the Transaction Documents other than this Agreement) shall constitute when executed and delivered, the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

(c) <u>Capitalization</u>. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. At the close of business on March 15, 2021, the issued and outstanding capital stock of the Company consisted of 4,000,000 shares of Common Stock and 50,000 shares of Preferred Stock, and 46,000,000 shares of Common Stock are held in treasury. The Company, either directly or through a wholly-owned subsidiary, owns of record and beneficially, free and clear of all pledges, liens, security interests or other encumbrances and rights of refusal of any kind, all of the issued and outstanding capital stock or other equity interest of each of its subsidiaries. All of the outstanding shares of the capital stock and other equity interests of the Company and its subsidiaries have been duly and validly authorized and validly issued and fully paid and non-assessable and have not been issued in violation of any federal or state securities law. Except as provided in this Agreement, no shares of capital stock or other equity interests of the Company and its subsidiaries are entitled to preemptive rights or registration rights, and no Person (as defined below) has any right of first refusal, preemptive right, right of participation or similar right to participate in the transactions contemplated by the Transaction Documents, and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments or agreements of any character whatsoever relating to, or securities, rights or obligations, convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or purchase or acquire, any shares of capital stock or other equity interests of the Company or any of its subsidiaries. Furthermore, there are no contracts, commitments, understandings, or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of the capital stock or other equity interests of the Company or any of its subsidiaries or subscriptions, warrants, options, securities or rights convertible into shares of capital stock or other equity interests of the Company or any of its subsidiaries or other rights, or to issue or distribute to holders of any shares of its capital stock or other equity interests any evidences of indebtedness or assets of the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has any obligation to purchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any of its subsidiaries or any interest therein or to pay any dividend or make any other distribution in respect thereof. Other than as issued under the Company's equity incentive plans (as disclosed and described in the Commission Documents), neither the Company nor any of its subsidiaries has any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. Neither the Company nor any of its subsidiaries is a party to or bound by any agreement or understanding granting registration or anti-dilution rights to any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind (each, a "**Person**") with respect to any of the equity or debt securities of the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is a party to, and the Company has no knowledge of, any agreement or understanding restricting the voting or transfer of any shares of the capital stock or other equity interests of the Company or any of its subsidiaries. The offer and sale of all capital stock, convertible securities, rights, warrants, or options or other equity interests of the Company and its subsidiaries issued prior to the Closing complied with all applicable federal and state securities laws, and no holder of such securities has a right of rescission or claim for damages with respect thereto. The Company has prior to the date of this Agreement furnished or made available to the Purchaser true and correct copies of the Company's Articles of Incorporation as amended and restated and in effect on the date hereof (the "**Certificate**"), and the Company's Bylaws as in effect on the date hereof (the "**Bylaws**").

(d) <u>Issuance of Securities</u>. The Preferred Shares to be issued at the Closing have been duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Preferred Shares shall be validly issued and outstanding, fully paid and nonassessable, and will not be subject to any preemptive right or any restrictions on transfer under applicable law or any contract to which the Company is a party, and will be free and clear of all pledges, liens, security interests or other encumbrances and rights of refusal of any kind and the holders shall be entitled to all rights accorded to a holder of Preferred Stock. The Underlying Shares to be issued upon conversion of the Preferred Shares have been duly authorized by all necessary corporate action and when issued and paid for in accordance with the terms of this Agreement and as set forth in the Certificate of Designation, such shares will be validly issued and outstanding, fully paid and nonassessable, and will not be subject to any preemptive right or any restrictions on transfer under applicable law or any contract to which the Company is a party, and will be free and clear of all pledges, liens, security interests and other encumbrances and rights of refusal of any kind and the holders shall be entitled to all rights accorded to a holder of Common Stock.

(e) <u>No Conflicts</u>. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including the filing of the Certificate of Designation and the issuance of the Preferred Shares and the Underlying Shares, do not and will not (i) violate any provision of the Certificate or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company's or any of its subsidiaries' properties or assets are bound, (iii) create or impose a pledge, lien, mortgage, security interest, charge or other encumbrance of any nature on any property or asset of the Company or its subsidiaries under any agreement or any commitment to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or by which any of its properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, except, in all case of clauses (i) or (iv) (with respect to federal and state securities laws) above, for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is not required under federal, state, foreign or local law, rule or regulation to obtain any consent, approval, license, authorization or order of, or make any declaration, filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents or issue and sell the Securities in accordance with the terms hereof or thereof (other than any filings which may be required to be made by the Company with the Securities and Exchange Commission (the "Commission") and/or FINRA prior to or subsequent to the Closing, or state securities administrators subsequent to the Closing, or any registration statement which may be filed pursuant hereto or thereto).

(f)   Commission Documents; Financial Statements. The Company has made available to the Purchaser prior to the date of this Agreement through the EDGAR system, true and complete copies of the Company's most recent Form D, and all other reports, schedules, forms, statements and other documents required to be filed by the Company pursuant to the CBCA, the Securities Act and the Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to Section 13(a) or 15(d) thereof, since December 31, 2020 (all of the foregoing, including filings incorporated by reference therein, being referred to herein as the "Commission Documents"). At the time of their filing, other than the timeliness of the filings, each Commission Document complied in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents, and, at the time of its filing, each Commission Document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g)   No Material Adverse Change. Since September 1, 2019, the Company and each of its subsidiaries has conducted its business operations in the ordinary course consistent with past practices and there has been no event, occurrence or development that, individually or in the aggregate, has had or that would be reasonably expected to have a Material Adverse Effect.

(h)   No Undisclosed Liabilities. The Company and its subsidiaries have no, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in any, liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) which, individually or in the aggregate, have had or would be reasonably expected to have a Material Adverse Effect on the Company.

(i)   No Undisclosed Events or Circumstances. Since September 1, 2019, except as disclosed in the Commission Documents filed prior to the date hereof, (i) the Company and its subsidiaries have not purchased, sold, transferred, assigned, conveyed or pledged any of the assets or properties of the Company or any of its subsidiaries, except as could reasonably be expected to result in a Material Adverse Effect, (ii) the Company and its subsidiaries have not incurred any indebtedness or other liabilities (contingent or otherwise) except for borrowings under the Company's credit agreement disclosed in the Commission Documents or other liabilities (contingent or otherwise) incurred in the ordinary course of business consistent with past practices, (iii) the Company and its subsidiaries have not waived or modified any right or rights of substantial value or of a material debt owed to it other than in the ordinary course of business consistent with past practices, (iv) the Company and its subsidiaries have not made any material change in their accounting principles, methods,

practices or procedures or any material change in their depreciation or amortization policies or rates theretofore, or any change in their independent public accounting firm, (v) neither the Company nor any of its subsidiaries has declared or made any dividend or distribution of cash or other property to its stockholders or other equity holders (other than dividends declared or paid by wholly-owned subsidiaries of the Company to the Company or another wholly-owned subsidiary of the Company) or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock or other equity interests, and there has been no change in the authorized capitalization of the Company or any of its subsidiaries, (vi) the Company has not received any written notice from the Commission in connection with any investigation or action by the Commission that seeks to, or could reasonably be expected to result in, the restatement by the Company of any of its current or previously disclosed financial statements, and to the actual knowledge of any of the executive officers of the Company, no such investigation or action has been threatened by the Commission, (vii) neither the Company nor any of its subsidiaries has made any material change in any compensation agreement or arrangement with any of the Company's named executive officers as identified in the Commission Documents ("**Named Executive Officers**"), other than in the ordinary course of business consistent with past practices, (viii) there has not been any resignation or termination of employment of any of the Named Executive Officers, (ix) neither the Company nor any of its subsidiaries has issued any equity securities to any officer, director or affiliate, except pursuant to any existing Company stock option plans, (x) neither the Company nor any of its subsidiaries has made any loans or guarantees to or for the benefit of their employees, officers, directors or affiliate or any members of their immediate families, other than (A) travel advances and other advances made in the ordinary course of business consistent with past practices and (B) loans to employees, officers or directors in connection with the exercise of stock options granted pursuant to any existing Company stock option plans; or (xi) any arrangement, contract or commitment by the Company or any of its subsidiaries to do any of the foregoing. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its subsidiaries or their respective businesses, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one trading day prior to the date that this representation is made.

(j) Title to Assets. The Company and each of its subsidiaries has in all material respects good and marketable title to all of its personal property, free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances of any nature whatsoever. The Company and its subsidiaries enjoy in all material respects peaceful and undisturbed possession of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or its subsidiaries, in each case free and clear of all mortgages, pledges, charges, liens, security interests or other encumbrances of any nature whatsoever. All leases of the Company and its subsidiaries are valid and subsisting and in full force and effect, and neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any other party to any such lease, is in material breach or violation of, or in material default under, such lease. Neither the Company nor any of its subsidiaries own any real property.

(k) Actions Pending. There is no material action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened, against the Company which questions the validity of this Agreement or any of the other Transaction Documents or any of the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except as disclosed in the Commission Documents, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution

proceeding or other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company or any of its subsidiaries or any of their respective properties or assets which individually, or in the aggregate, would have a Material Adverse Effect. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any of its subsidiaries or any of their respective officers or directors in their capacities as such, which individually, or in the aggregate, would have a Material Adverse Effect. Neither the Company nor any of its subsidiaries is in default with respect to any outstanding order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against the Company that is expressly applicable to the Company or any of its subsidiaries or any of their respective assets or properties.

(l) Compliance with Law. The business of the Company and each of its subsidiaries has been and is presently being conducted in all material respects in accordance with all applicable federal, state, and local governmental laws, rules, regulations, and ordinances, except as set forth in the Commission Documents. The Company and each of its subsidiaries has all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. All such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened.

(m) Taxes. The Company and each of its subsidiaries has accurately prepared and filed all federal, state and other tax returns required by law to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provisions have been and are reflected in the financial statements of the Company and its subsidiaries for all current taxes and other charges to which the Company or any of its subsidiaries is subject and which are not currently due and payable. None of the federal income tax returns of the Company or its subsidiaries have been audited by the Internal Revenue Service such that could reasonably be expected to result in a Material Adverse Effect. The Company has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal or state) of any nature whatsoever, whether pending or threatened against the Company or any of its subsidiaries for any period, nor of any basis for any such assessment, adjustment or contingency. There is no outstanding claim by an authority in a jurisdiction where the Company or any of its subsidiaries does not file tax returns that they are or may be subject to the imposition of any material tax by that jurisdiction.

(n) Certain Fees. Neither the Company nor any of its subsidiaries has employed any broker or finder and no Person has or will have as a result of the transactions contemplated by this Agreement or the other Transaction Documents any right, interest or claim against or upon the Company or any of its subsidiaries or the Purchaser for any brokerage or investment banking fees, commissions, finders' structuring fees, financial advisory fees or other similar fees based upon arrangements made by or on behalf of the Company or any of its subsidiaries.

(o) Disclosure. The Company understands and confirms that the Purchaser will rely on the representations and warranties set forth herein in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company, its subsidiaries, its and their businesses and the transactions contemplated hereby, including any disclosure schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that the Purchaser has not made or makes any representations or warranties, whether express or implied, with respect to the Transaction Documents or the transactions contemplated thereby other than those specifically set forth in this Section 2.2.

(p) <u>Books and Records; Sarbanes-Oxley; Internal Accounting Controls</u>. The books, records and documents of the Company and its subsidiaries accurately reflect in all material respects the information relating to the businesses of the Company and its subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company and its subsidiaries. The Company and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Commission Documents, there are no significant deficiencies in the Company's and its subsidiaries' internal controls which could adversely affect the ability of the Company and its subsidiaries to record, process, summarize and report financial data. Except as disclosed in the Commission Documents, the management of the Company has not identified for the Company's outside auditors any material weaknesses in internal controls nor is it aware of any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company and its subsidiaries. Since September 1, 2019, except as disclosed in the Commission Documents, neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any representative of the Company or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company and its subsidiaries with respect to the internal accounting controls of the Company and its subsidiaries, including any written or oral complaint, allegation, assertion or claim that the Company or its subsidiaries have engaged in questionable accounting or auditing practices. No attorney representing the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, any of its subsidiaries or any of its representatives to the Board or any committee thereof or to any director or officer of the Company or any of its subsidiaries. The Company and its subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and its subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is communicated to the Company's management to allow timely decisions regarding required disclosure. The Company's certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and its subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the "**Evaluation Date**") and have presented in the Company's most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its subsidiaries that have adversely affected, or is reasonably likely to adversely affect, the internal control over financial reporting of the Company and its subsidiaries.

(q) <u>Material Agreements</u>. Except for the Transaction Documents or as included as exhibits to the Commission Documents, neither the Company nor any of its subsidiaries is a party to any written or oral contract, instrument, agreement, instrument, undertaking, mortgage, indenture, lease, license, commitment, obligation, plan, arrangement or other understanding, a copy of which would be required to be filed with the Commission (collectively, "**Material Agreements**") if the Company was registering securities under the Securities Act. With such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the written or oral contracts, instruments, agreements, instruments, undertakings, mortgages, indentures, leases, licenses, commitments, obligations, plans, arrangements or other understandings to which the Company or any of its subsidiaries is a party (collectively, "**Agreements**") are in full force and effect and upon consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall continue in full force and effect, without penalty or adverse consequence. Except as disclosed in the Commission Documents, with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries has performed all the obligations required to be performed by it to date under the Agreements, and neither the Company nor any of its subsidiaries has received a notice of breach or default and neither the Company nor any of its subsidiaries, nor to the Company's knowledge, any other party to any such Agreement is in breach or default under any Agreement now in effect.

(r) <u>Transactions with Affiliates</u>. Except as set forth in the Commission Documents, none of the officers or directors of the Company or any of its subsidiaries, nor any Person that the Company believes is the owner of ten percent or more of the outstanding Common Stock or any respective family member or affiliate of any such officer, director or stockholder (collectively, "**Insiders**"), and, to the knowledge of the Company, none of the employees of the Company or any of its subsidiaries, is presently a party to any transaction with the Company or any of its subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any Insider or any such employee or, to the knowledge of the Company, any entity in which any Insider or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for: (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company or any of its subsidiaries and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company or any of its subsidiaries.

(s) <u>Intellectual Property</u>. For purposes of this Agreement, "<u>Intellectual Property Rights</u>" means all registered copyrights, copyright registrations and copyright applications, trademark registrations and applications for registration, patents and patent applications, trademarks, service marks, trade names and Internet domain names that are used by the Company or any of its subsidiaries in their respective businesses as presently conducted, together with all other intellectual property rights owned by the Company or any of its subsidiaries and used in connection with their respective businesses, including all (i) databases, computer programs and other computer software user interfaces, know-how, trade secrets, customer lists, proprietary technology, processes and formulae, source code, object code, algorithms, development tools, instructions, templates and marketing materials created by or on behalf of the Company or any of its subsidiaries, and (ii) inventions, trade dress, logos and designs created by or on behalf of the Company or any of its subsidiaries. The Intellectual Property Rights are sufficient in all material respects to carry on the business of the Company and its subsidiaries as presently conducted and as proposed to be conducted. To the knowledge of the Company, with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Intellectual Property Rights purported to be owned by the Company or any of its subsidiaries do not infringe the intellectual property rights of any third party. All Intellectual Property Rights purported to be owned by the Company or any of its subsidiaries that were developed, worked on or otherwise held by any employee, officer, consultant or otherwise are owned free and clear by the Company or such subsidiary by operation of law or have been validly assigned to the Company or such subsidiary other than those Intellectual Property Rights where the failure to own or assign such rights would not, individually or in its aggregate be reasonably likely to have a Material Adverse Effect.

(t) <u>Employee Matters</u>. The Company has described in, or filed as an exhibit to, the Commission Documents filed prior to the date of this Agreement all of the documents, agreements, plans or arrangements that are required by federal securities laws to be described in, or filed as an exhibit to, the Commission Documents (including all "employee pension benefit plans" as defined in Section 3(2) of ERISA, bonus, incentive or profit-sharing plans or arrangements, or labor or collective bargaining agreements in effect by the Company or any of its subsidiaries) (the "**ERISA Documents**"). No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company or any of its subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except for any compliance failures that, individually or in the aggregate, would not reasonably be excepted to have a Material Adverse Effect, (a) the Company and each of its subsidiaries is in compliance with all applicable laws and regulations relating to labor, employment, fair employment practices, terms and conditions of employment, and wages and hours, and with the terms of the ERISA Documents; and (b) each such ERISA Document is in compliance with all applicable requirements of ERISA. To the Company's knowledge, none of the Company's or any of its subsidiaries' employees are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her employment obligations to the Company or any of its subsidiaries or that would conflict with the Company's or any of its subsidiaries respective businesses as now conducted or proposed to be conducted, except for such contracts and other agreements, judgments, decrees and orders that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u) <u>Insurance</u>. The Company and its subsidiaries maintain insurance covering its properties, operations, personnel, and businesses as the Company deems adequate. All such insurance is fully in force, except where the failure to be in full force has not had and would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(v) <u>Private Placement</u>. Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 2.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchaser as contemplated hereby.

(w) <u>No Integrated Offering</u>. Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 2.2, neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for any purposes, including the Securities Act which would require the registration of any such securities under the Securities Act.

(x) <u>Securities Act of 1933</u>. The Company has complied and will comply with all applicable federal and state securities laws in connection with the offer, issuance, and sale of the Securities hereunder. Neither the Company nor anyone acting on its behalf, directly or indirectly, has or will sell, offer to sell or solicit offers to buy any of the Securities, or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any Person, or has taken or will take any action so as to bring the issuance and sale of any of the Securities under the registration provisions of the Securities Act and applicable state securities laws. Neither the Company nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of any of the Securities.

(y) <u>Governmental Approvals</u>. Except for the filing of any notice prior or subsequent to the Closing that may be required under applicable state and/or federal securities laws (which if required, shall be filed on a timely basis), no authorization, consent, approval, license, exemption of, declaration, filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with, the execution or delivery of the Preferred Shares, or for the performance by the Company of its obligations under the Transaction Documents.

(aa) <u>Application of Takeover Protections</u>.

I. The Company and the Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate or the laws of Colorado that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company's issuance of the Securities and the Purchaser's ownership of the Securities.

ii. Without limitation of clause (i) above, the Board has approved for purposes of Article VII of the Colorado Business Corporation Act (the "<u>CBCA</u>") (A) the sale and issuance of the Preferred Shares to the Purchaser hereunder and the issuance of the Underlying Shares upon conversion of the Preferred Shares. and (b) in the event the Purchaser is not an "interested stockholder" (as defined in Article VII of the CBCA) immediately after giving effect to its acquisition of the Preferred Shares, a transaction in which the Purchaser becomes an "interested stockholder."

(bb) <u>Foreign Corrupt Practices.</u> Neither Company nor any of its subsidiaries nor any of their respective managers, directors or officers is or has, directly or indirectly, engaged in any activity, practice or conduct that would have caused the Company to be in violation of the United States Foreign Corrupt Practices Act or any other anti-corruption or anti-bribery Laws (the "**Anticorruption Laws**"). No director, officer, employee, reseller, distributor or agent of the Company or any of its subsidiaries has, directly or indirectly, paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to a government official while knowing or having reason to know that any portion of such exchange is: (i) for the purpose of (A) influencing any act or decision of such government official in their official capacity, including the failure to perform an official function, in order to assist the Company or any of its subsidiaries in obtaining or retaining business, or directing business to any third party, (B) securing an improper advantage, (C) inducing such government official(s) to use their influence to affect or influence any act or decision of a government official in order to assist the Company or any of its subsidiaries in obtaining or retaining business, or directing business to any third party, or (D) providing an unlawful personal gain or benefit, of financial or other value, to such government official(s), or (ii) otherwise for the benefit of the Company or any of its subsidiaries in violation of any Anticorruption Laws. Neither Company nor, to the knowledge of the Company, any of its or its subsidiaries' directors or officers is or has been the subject of any formal investigation, inquiry or enforcement proceedings by any government authority regarding the actual or possible violation of the Anticorruption Laws in connection with the business of the Company or any of its subsidiaries, and to the knowledge of the Company no such investigation, inquiry or proceeding has been threatened. The Company and each of its subsidiaries has not unlawfully accepted or received any contribution, payment, gift, kickback, expenditure, or other item of value. The Company and each of its subsidiaries has not given or agreed to give any gift or similar benefit to any customer, supplier, government official or any other Person that individually or in the aggregate (i) could reasonably be expected to subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, might have had a Material Adverse Effect, or (iii) if not continued in the future, might have a Material Adverse Effect or subject the Company or any of its subsidiaries to suit or penalty in any action, suit or proceeding.

(cc) <u>No Disagreements with Accountants</u>. There are no disagreements of any kind presently existing or reasonably anticipated by the Company to arise, between the Company and the accountants formerly or presently employed by the Company, and the Company's audit committee had not received any notice of any irregularity with respect to the Company's financial statements, books and records or method of accounting.

(dd) <u>Investment Company Act Status</u>. The Company is not, and as a result of and immediately upon Closing will not be, an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

(ee) <u>Office of Foreign Assets Control</u>. Neither the Company nor any of its subsidiaries, to the Company's knowledge, any director, officer, agent, employee, or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(ff) <u>U.S. Real Property Holding Corporation</u>. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon the Purchaser's request.

(gg) <u>Bank Holding Company Act</u>. The Company is not subject to the Bank Holding Company Act of 1956, as amended (the "<u>BHCA</u>") and to regulation by the Board of Governors of the Federal Reserve System (the "<u>Federal Reserve</u>"). The Company does not own or control, directly or indirectly, five percent or more of the outstanding shares of any class of voting securities or 25% or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. The Company does not exercise a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(hh) <u>Money Laundering</u>. The operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the "<u>Money Laundering Laws</u>"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ii) <u>No Disqualification Events</u>. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, a "<u>Company Covered Person</u>" and, together, "<u>Company Covered Persons</u>") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "<u>Disqualification Event</u>"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

(jj) <u>Other Covered Persons</u>. The Company is not aware of any Person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement.

(kk) <u>Notice of Disqualification Events</u>. The Company will notify the Purchaser in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Company Covered Person and

(ii) any event that would, with the passage of time, become a Disqualification Event relating to any Company Covered Person.

(ll) No Registration Rights. No Person has the right to (i) prohibit the Company from filing a registration statement or (ii) other than as disclosed in the Commission Documents, require the Company to register any securities for sale under the Securities Act by reason of the filing of a registration statement. The granting and performance of the registration rights under the Registration Rights Agreement will not violate or conflict with, or result in a breach of any provision of, or constitute a default under, any agreement, indenture, or instrument to which the Company is a party.

Section 2.2 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Company:

(a) Organization and Standing of the Purchaser. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Colorado.

(b) Authorization and Power. The Purchaser has the requisite limited liability company power and authority to enter into and perform the Transaction Documents and to purchase the Preferred Shares being sold to it hereunder. The execution, delivery and performance of the Transaction Documents by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action, and no further consent or authorization of the Purchaser or its managers or members is required. This Agreement has been duly authorized, executed and delivered by the Purchaser. Each of the Transaction Documents to which Seller is or will be party constitutes, or (with respect to the Transaction Documents to which Purchaser is or will be a party other than this Agreement) shall constitute when executed and delivered, the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

(c) Acquisition for Investment. The Purchaser is purchasing the Preferred Shares solely for its own account for the purpose of investment and not with a view to or for sale in connection with the distribution thereof in violation of federal or state securities laws. The Purchaser does not have a present intention to sell any of the Securities, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of any of the Securities to or through any Person in violation of federal or state securities laws. The Purchaser acknowledges that it (i) has such knowledge and experience in financial and business matters such that the Purchaser is capable of evaluating the merits and risks of its investment in the Company, (ii) is able to bear the financial risks associated with an investment in the Securities, and (iii) has been given access to such records of the Company and to the officers of the Company as it has deemed necessary or appropriate to conduct its due diligence investigation.

(d) Rule 144. The Purchaser understands that the Securities must be held indefinitely unless such Securities are registered under the Securities Act or an exemption from registration is available. The Purchaser acknowledges that it is familiar with Rule 144 of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act ("Rule 144"), and that the Purchaser has been advised that Rule 144 permits resales only under certain circumstances. The Purchaser understands that to the extent that Rule 144 is not available, the Purchaser will be unable to sell any Securities without either registration under the Securities Act or the existence of another exemption from such registration requirement.

(e) General. The Purchaser understands that the Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of United States federal and state securities laws and the Company is relying in part upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the suitability of the Purchaser to acquire the Securities. The Purchaser understands that no United States federal or state agency or any government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.

(f) <u>No General Solicitation</u>. The Purchaser acknowledges that it is not purchasing the Preferred Shares as a result of any advertisement, article, notice or other communication regarding the Preferred Shares published in any newspaper, magazine, or similar media, or broadcast over television or radio, or any seminar or meeting to which the Purchaser was invited by any of the foregoing means of communications.

(g) <u>Accredited Investor</u>. At the time the Purchaser was offered the Securities, it was, and at the date hereof it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act.

(h) <u>Certain Trading Activities; Confidential Information</u>.

(i) Other than with respect to the purchase of Securities hereunder, the Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, engaged in any transactions in the securities of the Company (including, without limitation, any short sales (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act) involving the Company's securities) during the period commencing at the time that the Purchaser was first contacted by the Company or any other Person representing the Company regarding the specific investment contemplated hereby until the date of this Agreement. The Purchaser covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will engage in any purchase or sale of securities of the Company (including short sales) other than with respect to the purchase of Securities hereunder prior to the time that the transactions contemplated by this Agreement are first publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect short sales or similar transactions in the future.

(ii) The Purchaser acknowledges that the Company may have provided and may continue to provide material, non-public information concerning the Company to the Purchaser and its representatives, and as a result, the Purchaser agrees that from and after the date hereof, expect as required by applicable, rule, regulation or court or other governmental order, to keep such information as confidential and agrees to comply with all applicable federal and state securities laws with respect to maintaining the confidentiality of such information; <u>provided</u>, <u>however</u>, that this Section shall not restrict any disclosure of information that (A) is publicly available as of the date of this Agreement, (B) after the date of this Agreement, becomes publicly available through no fault of the Purchaser, (C) is received by the Purchaser from a third party not, to the knowledge of the Purchaser after reasonable inquiry, subject to any obligation of confidentiality with respect to such information, or (D) was known by the Purchaser on a non-confidential basis from a source that was entitled to disclose it to the Purchaser. Other than to the Company and its, or its affiliates', respective employees, representative and affiliates, the Purchaser has maintained the confidentiality of all disclosures of material, non-public information concerning the Company made to it by the Company in connection with this transaction (including the existence and terms of this transaction).

(i) <u>Ownership Percentage</u>. The Purchaser does not beneficially own any Common Stock, other than (upon execution and delivery of this Agreement) the Common Stock issuable upon conversion of the Preferred Stock to be issued hereunder.

(j) <u>No Disqualification Events</u>. None of the Purchaser, any of its predecessors, any manager, director, executive officer, other officer of the Purchaser participating in the offering, any beneficial owner of 20% or more of the Purchaser's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Purchaser in any capacity at the time of sale (each, a "<u>Purchaser Covered Person</u>") is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Purchaser has exercised reasonable care to determine whether any Purchaser Covered Person is subject to a Disqualification Event. The Purchaser has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

ARTICLE III

Covenants

Section 3.1 <u>Securities Compliance</u>. The Company shall notify the Commission, if required, in accordance with its rules and regulations, of the transactions contemplated by any of the Transaction Documents and shall promptly take all other necessary actions and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchaser, or its subsequent holders.

Section 3.2 <u>Listing of Common Stock</u>. The Company hereby agrees to use best efforts to secure a listing or quotation of the Common Stock on a recognized stock exchange or digital asset exchange, and, prior to the Closing, the Company shall apply to list or quote all of the Preferred Shares and the Underlying Shares on such trading market and promptly secure the listing of all of the Underlying Shares on such trading market. The Company further agrees, if the Company applies to have the Common Stock traded on any other trading market, it will then include in such application all of the Underlying Shares and will take such other action as is necessary to cause all of the Underlying Shares to be listed or quoted on such other trading market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing or quotation and trading of its Common Stock on a trading market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the trading market.

Section 3.3 <u>Keeping of Records and Books of Account</u>. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

Section 3.4 <u>Use of Proceeds</u>. The Company will use the net proceeds from the sale of the Securities hereunder for working capital and corporate purposes and not for the redemption of any Common Stock, debentures, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive Common Stock.

Section 3.5 <u>Reservation of Shares of Common Stock</u>. From and after the date hereof and for so long as the Preferred Shares remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, the maximum number of shares of Common Stock to effect the conversion of the Preferred Shares. The Company shall not enter into any agreement or file any amendment to the Certificate (including the filing of a Certificate of Designation) which conflicts with this Section 3.5 while any Preferred Shares remain outstanding.

Section 3.6   Disclosure of Transactions and Other Material Information. On the Business Day immediately following the date hereof, the Company shall issue a press release mutually agreed to by the Company and the Purchaser.

Section 3.7   Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to promptly provide a copy thereof to the Purchaser. The Company, on or before the Closing, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchaser at the Closing under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of such actions to the Purchaser.

Section 3.8   Furnishing of Information; Public Information. Until the time that the Purchaser owns no Securities, the Company covenants to maintain the registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

Section 3.9   Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

Section 3.10   Conversion and Exercise Procedures. The form of Notice of Conversion included in the Certificate of Designation set forth the totality of the procedures required of the Purchaser in order to convert the Preferred Stock. No additional legal opinion, other information or instructions shall be required of the Purchaser to convert their Preferred Stock. The Company shall honor conversions of the Preferred Stock and shall deliver Underlying Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

Section 3.11   Board Provisions.

(a) For so long as the Purchaser owns at least a majority of the Preferred Shares originally purchased by it (or is the beneficial owner of at least 5% of the Company's Common Stock), the Purchaser shall have the right, to appoint one individual as a non-voting observer to the Board (the "**Board Observer**"). The Board Observer shall be entitled to attend meetings of the Board and to receive all information provided to the members of the Board; provided, however, that (i) the Board Observer shall not be entitled to vote on any matter submitted to the Board or any of its committees nor to offer any motions or resolutions to the Board or such committees; (ii) the Company may withhold information or materials from the Board Observer and exclude such Board Observer from any meeting or portion thereof if (as determined by the Board in good faith) access to such information or materials or attendance at such meeting would (A) adversely affect the attorney-client or work product privilege between the Company and its counsel, or (B) result in a conflict of interest or is otherwise required to avoid any disclosure that is restricted by any agreement with another person; and (iii) the Board Observer shall be subject to the same obligations as directors of the Board with respect to confidentiality, conflicts of interest and misappropriation of corporate opportunities (and shall provide, prior to attending any meetings or receiving any information or materials, such agreements, undertakings or assurances to such effect as may be requested by the Company). On or after June 30, 2021, to the extent the holders of the Preferred Stock have the right to elect a member of the Board pursuant to the Certificate of Designation, that right shall be exercised solely by the Purchaser (but only for so long as the Purchaser is the beneficial owner of either at least 5% of the Company's Common Stock or a majority of the Preferred Shares issued pursuant to this Agreement). In the event that the holders of the Preferred Stock are not permitted to elect an individual to serve on the Board pursuant to the Certificate of Designation or pursuant to this Agreement, then the Purchaser shall promptly cause the individual elected to the Board to offer his or her resignation to the Board. Notwithstanding the foregoing, on or after June 30, 2021, in the event that the holders of the Preferred Stock are not permitted to elect an individual to serve on the Board pursuant to the Certificate of Designation (but only for so long as the Purchaser is the beneficial owner of at least 5% of the Company's Common Stock), the Purchaser may nominate one individual (the "**Purchaser Nominee**") to serve on the Board in lieu of the Board Observer (but, for the avoidance of doubt, may appoint a Board Observer at any time or from time to time when its designee is not serving on the Board under this Agreement or the Certificate of Designation). The Purchaser Nominee shall provide the Company with all reasonably required information to support the Company's disclosure requirements, including customary independence and governance questionnaires (the "Nominee Information"). The Company shall, promptly after receipt of the Nominee Information, take such actions as are necessary to appoint or elect the Purchaser Nominee to the Board, by either increasing the size of the Board or having an existing director resign from the Board, in each case, to fill such newly created vacancy, and thereafter, to ensure that for so long as the Purchaser owns at least a majority of the Preferred Shares originally purchased by it (or is the beneficial owner of at least 5% of the Company's Common Stock), (x) nominate the Purchaser Nominee for election to the Board at each election where the Purchaser Nominee is up for election or the Purchaser Nominee is not a member of the Board, and (y) recommend the Purchaser Nominee to the stockholders of the Company at each election when the Purchaser Nominee has been nominated for election; provided, that, (x) no director appointed or elected to the Board pursuant to this Section may be removed from office unless either (i) approved by the stockholders of the Company, or (ii) such removal is directed or approved by the Purchaser, and (y) any vacancies created by the resignation, removal or death of a director elected pursuant to this Section shall be filled pursuant to the provisions of this Section, subject to stockholder approval.

(b)   Each transferee or assignee of any Preferred Shares from the Purchaser shall, as a condition precedent to the Company's recognizing such transferee or assignee, agree in writing to vote, or cause to be voted, all Preferred Shares owned by such transferee or assignee, or over which such transferee or assignee has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the person nominated by the Purchaser shall be elected to the Board.

Section 3.12   Preemptive Right**.**

(a)   Subject to applicable securities laws and limitations imposed by applicable stock exchange requirements, for so long as the Purchaser owns at least a majority of the Preferred Shares purchased by it pursuant to this Agreement, the Purchaser has the right to purchase its Pro Rata Portion (as defined in Section 3.12(b) below) of any New Securities (as defined in Section 3.12(b) below) that the Company may from time-to-time issue after the date of this Agreement.

(b)   "New Securities" shall mean any capital stock of the Company, whether now authorized or not, and rights, options or warrants to purchase any capital stock of the Company, and securities of any type whatsoever that are, or may become, convertible or exchangeable or exercisable into, or otherwise entitle the holder thereof to receive, any capital stock of the Company ("Company Securities"); provided, however, that the term "New Securities" does not include: (i) shares of capital stock of the Company issuable upon exercise or conversion of Company Securities outstanding as of the date of this Agreement and any securities issuable upon the conversion or exercise thereof, (ii) shares of capital stock of the Company issued in connection with any stock split or stock dividend or recapitalization, (iii) shares of capital stock of the Company (and/or Company Securities) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board, (iv) any capital stock of the Company (and/or Company Securities) issued as consideration in a debt financing obtained from financial institutions, banks or equipment lessors, or as consideration in connection with a bona fide acquisition of the securities or assets of another business, or in connection with strategic partnering agreements, and in each case approved by the Board, and (v) any securities issued in a registered public offering by the Company. "Pro Rata Portion" shall mean an amount of New Securities equal to the amount to allow the Purchaser to maintain its Ownership Percentage in the Company. "Ownership Percentage" shall mean the lesser of (i) 16% and (ii) the percentage of the Purchaser's then-current ownership of the Company's outstanding capital stock, on an as-converted to Common Stock basis) of all Company Securities (on an as-converted to Common Stock basis, if applicable); provided, that any securities that are exchangeable or exercisable for, or convertible into, shares of Common Stock that are "out-of-the-money" shall be excluded from such calculation.

(c) In the event that the Company proposes to undertake an issuance of New Securities, subject to the Purchaser agreeing to keep such information as confidential and material, nonpublic information, it shall promptly give to the Purchaser a written notice of its intention to issue New Securities (a "**Notice**"), describing the type and number of New Securities and the price and the other material terms and conditions upon which the Company proposes to issue such New Securities. The Purchaser shall have ten days from the date such Notice is delivered (the "**Purchase Period**") to the Purchaser to agree in writing to purchase all or a portion of its Pro Rata Portion of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased, in which event the Company shall promptly sell and the Purchase shall buy, upon the terms specified, the number of New Securities agreed to be purchased by the Purchaser.

(d) If all New Securities the Purchaser is entitled to purchase under this Section 3.12 are not elected to be purchased as provided in clause (c) of this Section 3.12, the Company may, during the 90-day period following the expiration of the Purchase Period, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Notice. If the Company does not consummate the sale of the New Securities within such period, the rights of the Purchaser to subscribe to the issuance of such New Securities provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Purchaser in accordance with this Section 3.12.

Section 3.13   Indemnification of the Purchaser.

a. The Company will indemnify and hold harmless the Purchaser and its affiliates and its and their directors, officers, managers, employees and agents (each, an "Indemnified Party") to the fullest extent permitted by law from and against any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation (collectively, "Losses") resulting from or arising out of (i) any breach of any representation or warranty, covenant or agreement of the Company in this Agreement, or (ii) any claims, actions, suits or proceedings instituted against the Purchaser in any capacity, or any of its affiliates, by any stockholder of the Company who is not an affiliate of the Purchaser, with respect to the transactions contemplated by this Agreement (unless such claim, action, suit or proceeding is solely based on a material breach of any representation or warranty, covenant or agreement of the Purchaser in this Agreement or any violations by the Purchaser of any state or federal securities laws or any conduct by the Purchaser which is finally judicially determined to constitute fraud, gross negligence, or willful misconduct).

b. Each Indemnified Party under this Section 3.13 will, promptly after the receipt of notice of the commencement of any action, suit or proceeding against such Indemnified Party in respect of which indemnity may be sought from the Company under this Section 3.13, notify the Company in writing of the commencement thereof; provided that the failure to notify or a delay in notifying the Company of any such action, suit or proceeding shall not relieve the Company from any liability that it may have to such Indemnified Party, except to the extent the Company is materially prejudiced by such failure or delay. The Company shall be entitled to assume the defense of any claim, action, suit or proceeding as to which indemnification is sought by any Indemnified Party pursuant to this Section 3.13 at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment; provided, however, that any Indemnified Party may retain separate counsel to participate in such defense and shall have the right, but not the obligation, to assert any and all cross-claims and counterclaims such Indemnified Party may have, but the fees and expenses of such counsel shall be at the expense of the Purchaser except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel, or (iii) in such claim, action, suit or proceeding there is, in the reasonable opinion of counsel, a conflict or potential conflict exists between the Company, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Indemnified Party under this Section 3.13 (x) for any settlement by an Indemnified Party effected without the Company's prior written consent, which shall not be unreasonably withheld or delayed, or (y) to the extent, but only to the extent that a Loss is attributable to any breach by the Purchaser of any representation or warranty, covenant or agreement of the Purchaser in this Agreement, or (z) to the extent caused solely by the Purchaser's fraud, gross negligence or willful misconduct. The Company agrees that it will not, without the prior written consent of each Indemnified Party, which shall not be unreasonably withheld or delayed settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding relating to the matters contemplated hereby unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liabilities arising or that may arise out of such claim, action, suit or proceeding. The indemnification required by this Section 3.13 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise.

Section 3.14 Hedging Activities. For a period of one year from the Closing Date, the Purchaser shall desist from shorting or otherwise hedging securities of the Company or "derivative" securities based on securities issued by the Company or engaging in hedging activities or similar transactions with the same economic effect as a sale of any capital stock of the Company.

ARTICLE IV

Conditions

Section 4.1 Conditions Precedent to the Obligation of the Company to Close and to Sell the Preferred Shares. The obligations hereunder of the Company to issue and sell the Preferred Shares to the Purchaser and consummate the other transactions contemplated by this Agreement on the Closing Date on the Closing Date is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

(a) Accuracy of the Purchaser's Representations and Warranties. Each of the representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

(b) <u>Performance by the Purchaser</u>. The Purchaser shall have performed, satisfied, and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied, or complied with by the Purchaser at or prior to the Closing Date.

(c) <u>No Injunction</u>. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) <u>Delivery of Purchase Price</u>. The Purchase Price for the Preferred Shares shall have been delivered to the Company at the Closing.

(e) <u>Delivery of Transaction Documents</u>. The Transaction Documents to which the Purchaser is a party shall have been duly executed and delivered by the Purchaser to the Company.

Section 4.2 <u>Conditions Precedent to the Obligation of the Purchaser to Close and to Purchase the Preferred Shares</u>. The obligations hereunder of the Purchaser to purchase the Preferred Shares and consummate the other transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion.

(a) <u>Accuracy of the Company's Representations and Warranties</u>. Each of the representations and warranties of the Company contained in Sections 2.1(a), 2.1(b), 2.1(c), 2.1(d) and 2.1(n) shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all respects as of such date. Each of the other representations and warranties of the Company in this Agreement and the Registration Rights Agreement shall be true and correct in all material respects as of the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date; <u>provided</u>, <u>however</u>, that if a representation or warranty is qualified by "materiality" or "Material Adverse Effect" or similar qualifier, such representation or warranty (as so qualified) shall be true and correct in all respects.

(b) <u>Performance by the Company</u>. The Company shall have performed, satisfied, and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied, or complied with by the Company at or prior to the Closing Date.

(c) <u>No Injunction</u>. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) <u>No Proceedings or Litigation</u>. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(e) <u>Reservation of Shares of Common Stock</u>. As of the Closing Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, a number of shares of Common Stock equal to the number of Underlying Shares issuable upon conversion of the Preferred Shares.

(f) <u>Preferred Stock Certificates</u>. The Company shall have delivered one or more stock certificates to the Purchaser representing the Preferred Shares at the Closing.

(g) <u>Secretary's Certificate</u>. The Company shall have delivered to the Purchaser a secretary's certificate, dated as of the Closing Date, as to (i) resolutions adopted by the Board consistent with Section 2.1(b) and Section 2.1(aa), (ii) the Certificate and the Bylaws, each as in effect at the Closing, and (iii) the authority and incumbency of the officers of the Company executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith.

(h) <u>Officer's Certificate</u>. On the Closing Date, the Company shall have delivered to the Purchaser a certificate of an executive officer of the Company, dated as of the Closing Date, confirming the accuracy of the Company's representations, warranties and covenants as of the Closing Date and confirming the compliance by the Company with the conditions precedent set forth in this Section 4.2 as of the Closing Date.

(i) <u>Fees and Expenses</u>. As of the Closing Date, all fees and expenses related to this Agreement and the transactions contemplated hereby and required to be paid by the Company, shall have been paid by the Company as of the Closing Date.

(j) <u>Registration Rights Agreement</u>. As of the Closing Date, the parties shall have entered into the Registration Rights Agreement in the Form of <u>Exhibit A</u> attached hereto.

(k) <u>Certificate of Designation</u>. As of the Closing Date, the Certificate of Designation shall have been filed with the Secretary of State of Colorado.

(l) <u>Material Adverse Effect</u>. No Material Adverse Effect shall have occurred.

(m) <u>Blue Sky</u>. The Company shall have obtained all necessary "Blue Sky" law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Preferred Shares.

ARTICLE V

Transfer Restrictions; Certificate Legend; Post-Closing Covenants

Section 5.1   <u>Transfer Restrictions</u>. The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144 or to the Company or an affiliate of the Purchaser, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act and, as a condition of such transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights and obligations of the Purchaser under this Agreement and the Registration Rights Agreement.

Section 5.2   <u>Legend</u>. Each certificate representing the Preferred Shares shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or "blue sky" laws):
THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR HARTE HANKS, INC. SHALL HAVE RECEIVED AN OPINION OF ITS COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS CONTAINED IN A SECURITIES PURCHASE AGREEMENT, AS IT MAY BE AMENDED FROM TIME

TO TIME, BETWEEN THE COMPANY AND THE STOCKHOLDER. A COPY OF THIS AGREEMENT IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Company, at its sole cost, shall remove the legend described above from each certificate representing the Preferred Shares if (i) such Preferred Shares are sold pursuant to an effective registration statement under the Securities Act, (ii) such Preferred Shares are sold or transferred pursuant to Rule 144 (if the transferor is not an affiliate of the Company), or (iii) such Preferred Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to such securities and without volume or manner of sale restrictions.

Section 5.3 Compliance With Sales Provisions. The Purchaser agrees with the Company that the Purchaser will sell any Securities pursuant to either (a) the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or (b) an exemption therefrom, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in Section 5.2 is predicated upon the Company's reliance upon this understanding.

ARTICLE VI

Termination

Section 6.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of the Company and the Purchaser; and

(b) by the Company or the Purchaser (upon written notice to the other if the Closing shall not have taken place by 5:30 p.m. Eastern time on June 30, 2021; provided, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such time.

Section 6.2 Effect of Termination. In the event of termination by the Company or the Purchaser, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by any party. If this Agreement is terminated as provided in Section 6.1 herein, this Agreement shall become void and of no further force and effect, except for Sections 7.1, 7.2, 7.3 and 7.9. Nothing in this Section 6.2 shall be deemed to release the Company or the Purchaser from any liability for any breach under this Agreement, or to impair the rights of the Company or the Purchaser to compel specific performance by the other party of its obligations under this Agreement.

ARTICLE VII

Miscellaneous

Section 7.1 Fees and Expenses. Whether or not the Closing shall occur, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement; provided, however, that the Company shall pay all fees and expenses (including attorneys' fees and expenses) incurred by the Purchaser in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the other Transaction Documents and the transactions contemplated thereunder up to an aggregate maximum of $100,000, regardless of whether or not the Closing occurs (unless the failure of the Closing to occur is a result of a breach by the Purchaser of this Agreement, in which event the Company shall not be required to pay any of such fees or expenses). In addition, the Company shall pay all reasonable fees and expenses incurred by the Purchaser in connection with any amendments, modifications or waivers of this Agreement or any of the other Transaction Documents or incurred in connection with the enforcement of this Agreement and any of the other Transaction Documents, following a breach by the Company of this Agreement or any of the other Transaction Documents, including, without limitation, all reasonable attorneys' fees, disbursements and expenses.

Section 7.2   Specific Enforcement; Consent to Jurisdiction.

(a)   The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement or the other Transaction Documents and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

(b)   The Company and the Purchaser (i) hereby irrevocably submit to the exclusive jurisdiction of the United States District Court sitting in the 2nd Judicial District of Colorado and the courts of the State of Colorado located in the City of Denver, for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby, and (ii) hereby waive, and agree not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and the Purchaser consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.2 shall affect or limit any right to serve process in any other manner permitted by law. THE COMPANY AND THE PURCHASE HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. The Company and the Purchaser hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to the Preferred Shares, this Agreement, or the Registration Rights Agreement, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party.

Section 7.3   Entire Agreement; Amendment. This Agreement and the other Transaction Documents contain the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein or in the other Transaction Documents, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters, and they supersede all prior understandings and agreements with respect to said subject matter (including, without limitation, the Summary of Proposed Terms dated September 7, 2020 between the Company and the Purchaser), all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser.

Section 7.4   Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery, by telecopy/facsimile or e-mail of a PDF document (with confirmation of transmission) at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received), or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:

GOLDEN CACAO CORPORATION
Attention: General Counsel
James R. Simmons, Esq.
Simmons Associates, Ltd.
155 South Main Street, Suite 301
Provence, RI 02903
Facsimile: (401) 952-5858
Telephone: (401) 272.5800
E-mail: Jsimmons@SimmonsLtd.com

with copies (which copies shall not constitute notice to the Company) to:

Mr. Christopher Werner, CEO
Golden Cacao Corporation
C/O Simmons Associates, Ltd.
56 Pine Street, 7th Floor
Providence, RI 02903
Telephone: (920) 207-0100
E-mail: cwerner@GoldenCacao.io

If to the Purchaser:
_____
_____
_____
Telephone: _____
Email: _____
Attention: _____

with a copy to:

_____
_____
_____
Telephone: _____
Email: _____
Attention: _____

with copies (which copies shall not constitute notice to the Purchaser) to:
_____
_____

_____
Attention: _____
Telephone: _____
Email: _____

Any party hereto may from time to time change its address for notices by giving at least 5 days written notice of such changed address to the other party hereto.

Section 7.5 Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

Section 7.6 Headings; Interpretation. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof. The interpretation of this Agreement shall not be affected by the party who drafted this Agreement, and all parties waive any statute, legal decision, or common law principle that would require interpretation of any ambiguities in this Agreement against the party that drafted this Agreement.

Section 7.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After the Closing, except for an assignment as contemplated by Section 3.11(b), the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement. After the Closing, this Agreement may not be assigned by a party hereto without the prior written consent of the other party. Any purported assignment or delegation in violation of this Agreement shall be null and void *ab initio*.

Section 7.8 Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person (other than Indemnified Parties, as contemplated by Section 3.13).

Section 7.9 Governing Law. Except to the extent the CBCA is mandatorily applicable, this Agreement shall be governed by and construed in accordance with the internal laws of the State of Colorado, without giving effect to the choice of law provisions.

Section 7.10 Survival. The representations, warranties, covenants and agreements made herein or in any certificates or documents executed in connection herewith shall indefinitely survive (and not be affected in any way by) the Closing or any investigation and inquiry made (or omitted) by or on behalf of the Purchaser or its representatives or any information that any party or their representatives may receive. Notwithstanding the foregoing, other than for fraud, the representations and warranties of the Company and the Purchaser contained in Article II (other than those contained in Sections 2.1(a), 2.1(b), 2.1(c), 2.1(d), 2.1(n), 2.2(a) and 2.2(b), which shall indefinitely survive) shall terminate on the date that is eighteen (18) months from the Closing Date; provided, however, that such representations and warranties shall survive to the extent a claim based upon, resulting from or arising out of a breach or inaccuracy of any such representation and warranty is made prior to such date until such claim is finally resolved.

Section 7.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

Section 7.12   <u>Publicity</u>. The Company agrees that it will not disclose, and will not include in any public announcement, the name of the Purchaser without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, or unless and until such disclosure is required by law, rule or applicable regulation, and then only to the extent of such requirement and provided that the Company shall provide the Purchaser with prior notice of such disclosure.

Section 7.13   <u>Severability</u>. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 7.14   <u>Further Assurances</u>. From and after the date of this Agreement, upon the request of the Purchaser or the Company, the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the other Transaction Documents.

Section 7.15   <u>Shares Owned by Affiliates</u>. For the purposes of applying all provisions of this Agreement which condition the receipt or access to information or exercise of any rights upon ownership of a specified number or percentage of shares, the shares owned of record by any affiliate of the Purchaser shall be deemed to be owned by the Purchaser.

Section 7.16   <u>Payment Set Aside</u>. To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

Section 7.17   <u>Replacement of Securities</u>. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

[Remainder of page intentionally left blank. Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

THE COMPANY:

GOLDEN CACAO CORPORATION

By: /s/ _____

Name: CHRISTOPHER WERNER

Title: CHAIRMAN AND CEO

THE PURCHASER:

_____

By: /s/ _____

Name: _____

Title: CFO & Secretary

EXHIBIT A
FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

FORM OF
CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES A PREFERRED STOCK

Our Articles of Incorporation authorizes our board of directors to classify any unissued shares of preferred stock into one or more classes or series of preferred stock. Prior to the issuance of shares of each class or series, our board of directors is required by Colorado law and by our Articles of Incorporation to set, subject to the provisions of our Articles of Incorporation regarding the restrictions on ownership and transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no authorized shares of Series A Convertible Preferred Stock are outstanding, and we have no present plans to issue any additional shares of preferred stock. Holders of the Series A Convertible Preferred Stock has the same voting and liquidation rights as the common stock on an as-converted basis. Each share of Series A Convertible Preferred Stock is convertible into one share of common stock.

General

Common Stock: 50,000,000 Shares
Preferred Shares: 50,000,000 Shares

The aggregate number of Shares of all classes of capital stock which this corporation (the "Corporation") shall have authority to issue is 100,000,000 Shares, of which 50,000,000 Shares shall be Shares of common stock, par value of $0.001 per share (the "Common Stock"), and 10,000,000 Shares shall be Shares of preferred stock, par value of $0.001 per share (the "Preferred Stock").

The holders of Common Stock and Preferred Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by these Articles of Incorporation below.

Dividends on the Common Stock and Preferred Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and nonassessable. Shareholders of the Corporation do not have a preemptive right to acquire unissued Shares of the Corporation's capital stock.

INDEMNIFICATION

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation also shall indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

LIMITATION OF DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(i)   for any breach of the director's duty of loyalty to the Corporation or to its shareholders,

(ii)   (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii)   (iii) for acts specified under Section 7-108-403 of the Colorado Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the director derived an improper personal benefit. If the Colorado Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

MEETINGS OF SHAREHOLDERS

Meetings of shareholders shall be held at such time and place as provided in the bylaws of the Corporation. At all meetings of the shareholders, one-third of all votes entitled to be cast at the meeting shall constitute a quorum.

NO CUMULATIVE VOTING

There shall be no cumulative voting for the election of directors.

ACTION BY SHAREHOLDERS

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by the shareholders having the minimum number of votes necessary to authorize or take such action at a meeting at which all of the Shares entitled to vote thereon were present and voted.

Golden Cacao Corporation, Inc. (the "Corporation"), a corporation organized and existing under the Colorado Business Corporation Act (the "CBCA"), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board") by its Articles of Incorporation and pursuant to the provisions of the CBCA effective as of August 28, 2019, the Board duly adopted the following resolution providing for the authorization of 50,000,000 Shares of the Corporation's Convertible Share Stock (the "Share Stock"):

RESOLVED, that pursuant to the authority vested in the Board by the Corporation's Articles of Incorporation, the Board hereby establishes from the Corporation's authorized class of preferred stock a new series to be known as "Convertible Share Stock," consisting of 50,000,000 Shares, and hereby determines the designation, preferences, rights, qualifications, limitations and privileges of the Convertible Share Stock of the Corporation to be as follows:

1. Designation and Amount. Of the 50,000,000 Shares of the Company's authorized Preferred Stock, $0.001 par value per share, 50,000,000 are designated as "Convertible Share Stock," with the rights and preferences set forth below.

2. Voting Rights. Each holder of Shares of Share Stock shall be entitled to the number of votes equal to the number of Shares of Common Stock into which such Shares of Share Stock could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company.

Except as otherwise provided herein or as required by law, the Share Stock shall vote together with the Common Stock at any annual or special meeting of the shareholders and not as a separate class and may act by written consent in the same manner as the Common Stock.

3. Dividends.

(a) 8% Dividend. The holders of the Share Stock shall be entitled to receive, when and if declared by the Board of Directors out of funds legally available for such purpose, dividends of 8% per annum of the Original Purchase Price (the "Share Dividend"). Such dividends shall be non-cumulative, and in preference to the holders of Common Stock.

(b) Common Stock Dividends. In the event any dividends are paid or set aside on any share of Common Stock, the corporation shall simultaneously pay or set aside an additional dividend on all outstanding Shares of Share Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of common Stock.

(c) Other Dividends. The holders of the Share Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such other dividends as may be declared from time to time by the Board of Directors.

4. Liquidation Rights. The Share Stock shall have liquidation preference over the Corporation's Common Stock. Accordingly, upon any liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, the holders of the Share Stock shall receive preference over the holders of the Common Stock and holders of Shares of capital stock that rank junior to the Share Stock. Holders of the Share Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Share Stock an amount equal to $1.00 per share of the Share Stock (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) plus any declared but unpaid dividends (the "Share Liquidation Preference") before any distribution or payment shall be made to the holders of any Common Stock, equity equivalent securities of the Corporation that rank *pari passu* with the Common Stock or any Shares of stock capital stock that rank junior to the Share Stock. If the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets shall be distributed to the Shareholders, pro rata in accordance with the respective amounts that would be payable on such Shares if all amounts payable thereon were paid in full. After payment of the Share Liquidation Preference to the holders of the Share Stock, any remaining proceeds thereafter shall be distributed ratably to holders of the Common Stock, and the Share Stock shall not participate in distributions to holders of Common Stock. The Corporation shall provide 10 days' notice to Shareholders prior to the record date for any Deemed Liquidation Event to allow the holders to convert and therefore participate as Common Shareholders in lieu of participating as Shareholders.

For the purpose of this Certificate of Designation, a "Deemed Liquidation Event" means each of the following events:

(A) a sale, lease, or other disposition of all or substantially all of the assets (including goodwill and intangible assets) of the Corporation and, if any, its subsidiaries on a consolidated basis;
(B) any consolidation or merger of the Corporation with or into any other person that is not a shareholder, an affiliate of a shareholder, or an affiliate of the Company, or
(C) any other Corporation reorganization, in which the shareholders immediately prior to such consolidation, merger or reorganization own equity Shares of the entity surviving such merger, consolidation or reorganization representing less than 50% of the combined voting power or economic Shares of the outstanding securities of such entity immediately after such consolidation, merger or reorganization.

5. Conversion Rights. The holders of the Share Stock shall have the following rights with respect to the conversion of the Share Stock into Shares of Common Stock:
(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any Shares of Share Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable Shares of Common Stock. The number of Shares of Common Stock to which a holder of Share Stock shall be entitled upon conversion (the "Conversion Ratio") shall be determined by dividing (x) the Original Purchase Price by (y) the Conversion Price in effect at the close of business on the conversion date.
(b) Conversion Price. The Conversion Price for the Share Stock shall initially be the Original Purchase Price, subject to adjustment pursuant to this Section 5 (the "Conversion Price").
(c) Automatic Conversion. Each share of Share Stock shall automatically convert at the then current Conversion Ratio into fully paid non-assessable Shares of Corporation Common Stock, (i) immediately upon the written consent of holders of a majority of the issued and outstanding Share or

(ii) immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Shares of Common Stock of the Corporation at a per share price not less than five times the Original Purchase Price (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) per share and for a total offering of not less than $20 million (before deduction of underwriters commissions and expenses) (a "Qualified IPO").

(d) <u>Mechanics of Conversion</u>. No fractional Shares of Common Stock shall be issued upon the conversion of the Share Stock. If the number of Shares to be issued to the holders of the Share Stock is not a whole number, then the number of the Shares shall be rounded up to the nearest whole number. Before any holder of Share Stock shall be entitled to convert the same into full Shares of Common Stock, and to receive certificates therefor, he shall either (xx) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or (yy) notify the Corporation that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an automatic conversion event (being that set forth in Section 5(c) hereof), the outstanding Shares of Share Stock shall be converted automatically without any further action by the holders of such Shares and whether or not the certificates representing such Shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the Shares of Common Stock issuable upon such automatic conversion event unless either the certificates evidencing such Shares of Share Stock are delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an automatic conversion event, each holder of record of Shares of Share Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such Shares of Share Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of Shares of Share Stock, or that the certificates evidencing such Shares of Common Stock shall not then be actually delivered to such holder.

(e) <u>Adjustments for Subdivisions or Combinations of Common Stock</u>. In the event the outstanding Shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of Shares of Common Stock, the Conversion Price of the Share Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding Shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of Shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) <u>Certificate of Adjustment</u>. In each case of an adjustment or readjustment of the conversion Price for the number of Shares of Common Stock or other securities issuable upon conversion of the Share Stock, the Corporation shall compute such adjustment or readjustment in accordance herewith and the Corporation's Chief Financial Officer (or other proper officer) shall notify each registered holder of the Share Stock. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

(g) <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued Shares of Common Stock, solely for the purpose of effecting the conversion of the Shares of the Share Stock, such number of its Shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding

Shares of Share Stock, and if at any time the number of authorized but unissued Shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Shares of Share Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Shares of Common Stock to such number of Shares as shall be sufficient for such purpose.

6. Share Protective Provisions. Except as otherwise required by law, at any time when at least 1,000,000 Shares of Convertible Share Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Convertible Share Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding Shares of Convertible Share Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i)   Except for filing a Certificate of Designation to create or issue any new class or series of Shares having rights, preferences or privileges junior to the Convertible Share, amend, alter, waive or repeal any provision of the Articles of Incorporation of the Corporation, including this Certificate of Designation of the Convertible Share Stock;

(ii)   increase or decrease the authorized number of Shares of Preferred Stock of the Corporation;

(iii)   create or issue any new class or series of Shares having rights, preferences, or privileges senior to or on parity with the Convertible Share;

(iv)   repurchase or redeem any Shares of the Common Stock of the Corporation other than (i) the repurchase or redemption from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or other relationship, (ii) the repurchase of Shares of Common Stock of the Corporation pursuant to that certain Shareholders Agreement between the Corporation and certain founders dated September 1, 2019, and (iii) the repurchase of Shares of Common Stock of the Corporation pursuant to that certain Share Holders Agreement of an even date herewith;

(v)   liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect a Deemed Liquidation Event of the Corporation;

(vi)   effect a reclassification, reorganization, or recapitalization of the outstanding capital stock of the Company; or

(vii)   pay or declare any dividend or make any distribution on, any Shares of capital stock of the Corporation other than (i) dividends or distributions on the Convertible Share Stock as expressly authorized herein or (ii) dividends or other distributions payable on the Common Stock solely in the form of additional Shares of Common Stock.

7. Reissuance of Preferred Stock. Any Shares of Convertible Share Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be canceled, retired, and eliminated from the Shares of Share Stock that the Corporation shall be authorized to issue. All such Shares shall upon their cancellation become authorized but unissued Shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation.

8. Severability. If any right, preference or limitation of the Share Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

9. Amendment and Waiver. This Certificate of Designation shall not be amended, either directly or indirectly or through merger or consolidation with another entity, in any manner that would alter or change the powers, preferences or special rights of the Convertible Share Stock so as to affect them materially and adversely without the consent of a majority of the outstanding Shares of Convertible Share Stock. Any amendment, modification, or waiver of any of the terms or provisions of the Convertible Share Stock shall be binding upon all holders of Convertible Share Stock.

10. Notices. Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by email, on the next business day; (iii) five days after having been sent by U.S. mail; or (iv) one day after deposit with a recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices to the Corporation shall be addressed to the Corporation's President at the Corporation's principal place of business on file with the Secretary of State of the State of Colorado. All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.